Exhibit 12.1

ENSCO PLC AND SUBSIDIARIES
Statement of Calculation of Ratios of Earnings to Fixed Charges
(In millions, except ratios)
(Unaudited)

	Year Ended December 31,
	2015	2014	2013	2012	2011

Earnings
(Loss) income from continuing operations before income tax	$(1,471.2)	$(2,548.8)	$1,633.2	$1,304.7	$673.5
Fixed charges deducted from income from continuing operations	323.2	260.4	245.3	247.3	187.6
Amortization of capitalized interest	18.2	17.0	13.3	12.3	6.7
Less:
Income from continuing operations before income tax attributable to noncontrolling interests	(10.5)	(15.5)	(9.7)	(7.4)	(5.8)
Interest capitalized	(87.4)	(78.2)	(67.7)	(105.8)	(80.2)
	(1,227.7)	(2,365.1)	1,814.4	1,451.1	781.8

Fixed Charges
Interest on indebtedness, including amortization of deferred loan costs	216.3	161.4	158.8	123.6	95.9
Estimated interest within rental expense	19.5	20.8	18.8	17.9	11.5
Fixed charges deducted from income from continuing operations	235.8	182.2	177.6	141.5	107.4
Interest capitalized	87.4	78.2	67.7	105.8	80.2
Total	$323.2	$260.4	$245.3	$247.3	$187.6

Ratio of Earnings to Fixed Charges	(a)	(a)	7.4	5.9	4.2

(a)
For the year ended December 31, 2015 and December 31, 2014, our earnings were inadequate to cover our fixed charges by $1,550.9 million and $2,625.5 million, respectively. Net loss from continuing operations before income taxes of $1,471.2 million and $2,548.8 million for the years ended December 31, 2015 and December 31, 2014, respectively, included a non-cash loss on impairment of $2,746.4 million and $4,218.7 million, respectively.